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                             [LOGO OF CBS CORPORATION]

                                CBS CORPORATION
                              51 West 52nd Street
                            New York, New York 10019

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                       To Be Held December 29, 1999

To the Shareholders of CBS:

   A special meeting of shareholders of CBS Corporation, a Pennsylvania corporation, will be held on December 29, 1999 at 10:00, a.m., eastern standard time, at the Sheraton New York Hotel, 811 Seventh Avenue, New York, New York 10019, to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of September 6, 1999, as amended and restated as of October 8, 1999 and as of November 23, 1999, among CBS, Viacom Inc., a Delaware corporation, and Viacom/CBS LLC, a Delaware limited liability company, a copy of which is attached as Annex A to the joint proxy statement/prospectus that accompanies this notice. The merger agreement provides for the merger of CBS with and into Viacom or, under specified circumstances, with and into Viacom/CBS LLC, a wholly owned subsidiary of Viacom. If the merger agreement is adopted and the merger is consummated each issued and outstanding share of CBS common stock, par value $1.00 per share, will be converted into the right to receive 1.085 shares of Viacom non-voting Class B common stock, par value $.01 per share, and each issued and outstanding share of CBS Series B preferred stock, par value $1.00 per share, will be converted into the right to receive
1.085 shares of Viacom Series C preferred stock, par value $.01 per share.

   Holders of record of CBS common stock and CBS Series B preferred stock at the close of business on November 17, 1999, will be entitled to vote at the special meeting or any adjournments or postponements of the special meeting.

   The Board of Directors of CBS has determined that the merger is in the best interests of CBS and its shareholders, has unanimously approved the merger and the merger agreement and unanimously recommends that shareholders vote to adopt the merger agreement.

   Detailed information concerning the merger, the merger agreement, related agreements and other related matters is contained in the attached joint proxy statement/prospectus and its annexes. Please read this information carefully.

   The vote of each CBS shareholder is important. We urge you to mark, sign and return your proxy card promptly in the enclosed postage-paid envelope to ensure that your shares of CBS common stock and CBS Series B preferred stock will be represented at the special meeting. If you attend the special meeting in person, you will be entitled to vote your shares in person.
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   If you plan to attend the special meeting, please keep the admission ticket that is attached to your proxy card, and also check the appropriate box on your proxy card. Shareholders who own shares through banks or brokers and who plan to attend must send a written notification, along with proof of ownership, such as a bank or brokerage firm account statement, to the Secretary's Office, CBS Corporation, 51 West 52nd Street, New York, New York 10019. The names of those shareholders indicating they plan to attend will be placed on an admission list held at the entrance to the meeting. Admission tickets will not be mailed in advance of the meeting.

                                          On behalf of the Board of Directors,

                                          /s/ Angeline C. Straka
                                          Angeline C. Straka
                                          Secretary
                                          New York, New York

November 26, 1999

                            YOUR VOTE IS IMPORTANT.
               PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

          HOLDERS OF CBS COMMON STOCK AND CBS SERIES B PREFERRED STOCK
           SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXY CARDS.

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